

# Manor

# Investment Funds

**1st Quarter Report**
**March 31, 2018**
**(Unaudited)**

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900     800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

# Manor Investment Funds

### 15 Chester Commons
### Malvern, PA 19355

March 31, 2018

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

## Snow In March!!

The northeast section of the country experienced some unusual weather patterns over the past several months. The new year started with bitter freezing cold and then turned to an extended warm spell in February, with some days in the 70's. It was so warm that some began to pack away winter clothes. The arrival of March, however, changed everything. The temperature dropped and it began to snow, and it snowed every week. While many suffered noisily in the snow and the slush, some of us (skiers) celebrated. The mid-week storms produced excellent conditions on the slopes, sunny days, cold temperatures, and the crowds were gone. We skied with the place to ourselves, and couldn't have been happier. We knew it wouldn't last forever, but it didn't matter.

At the same time the stock market "weathered" some changing conditions, as well. A strong move up early in the year extended the market rally that had been fueled for many years by accommodative policy as the Fed flooded the market with massive amounts of liquidity and pushed interest rates to historic lows. The upward move in the stock market was extended more recently by the potential benefits of tax reform and the rollback of regulatory burdens imposed during the Obama administration. The move took a sudden turn, however, as interest rates began to reflect the reality of stronger economic growth and rising inflationary pressures. The Fed had already expressed its intention to begin the process of adjusting interest rates to more normal levels, and at the same time began the process of reducing its balance sheet that had grown dramatically over many years of quantitative easing. As the yield on 10-year US Treasury securities approached 3% the markets reacted.

As so often happens, the downward move in stocks quickly accelerated. Investors had clearly become complacent with the long-term upward move in the market accompanied by a decline in volatility. Measures of stock volatility, such as the VIX, fell steadily to lows last seen in 2006. Unbeknownst to many, however, the downward trend in volatility had attracted hedge funds designed to exploit the move, using leverage to amplify returns. Volatility jumped when the market turned downward and many of these hedge funds reacted to the move as the VIX spiked higher. They were forced to cover their leveraged positions at any price and the market dropped 10% in just a few days. Many of those hedge funds were forced to shut down, inflicting catastrophic losses on their investors.

This type of market decline, however painful, can often yield benefits by shaking out investment strategies based on flimsy assumptions amplified by leverage. At the same time it can help to adjust market valuations to more reasonable levels. The recent decline, for example, pushed the price earnings ratio on the S&P 500 index down to 16, a level that is much more reasonable for this point in the market cycle. It is a healthy thing to remind investors market adjustments are part of the investing process, especially when viewed in an historical context. Since 1980, the market has experienced a 10% decline in 22 of the 38 years, and in 14 of those 22 years the S&P 500 has registered a positive return. It has been three years since the last 10% correction, and, with history as our guide, the market could rebound. It would be nice if it was always sunny and warm, but these market storms can produce some good investing opportunities.

## The Manor Fund

The Manor Fund declined 3.88%, net of all fees and expenses, during the quarter ending March 31, 2018, underperforming the S&P 500 index return of –0.76% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of –1.22%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year returning 10.15% for the Fund compared to 14.00% for the S&P 500 and 13.71% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 5.78%, 10.35%, and 7.72% for the Fund compared to annualized returns of 10.79%, 13.26%, and 9.46% for the S&P 500 index, and returns of 9.95%, 12.25%, and 8.60% for the Lipper Large-Cap Core mutual fund index.

During the 1st Quarter of 2018, the Fund was helped by strong performance from Western Digital Corp., Applied Materials, Inc., Microsoft Corporation, Skyworks Solutions, Inc., and PNC Financial Services Group, Inc. Three of these holdings, Western Digital, Applied Materials, and Skyworks Solutions were among the bottom performers in the portfolio last quarter. The shares of Western Digital were dragged lower early in the quarter when the market declined, but then rose sharply through late March. The company reported strong revenue growth, earnings above expectations, and raised earnings guidance. The shares of Applied Materials were also dragged lower by the market decline, but recovered later in the quarter. The company reported revenue and earnings above expectations, and very strong revenue growth. Management also raised the quarterly cash dividend and increased revenue and earnings guidance for the next quarter. The shares of Microsoft followed a similar trading pattern. The company reported revenue and earnings above expectations, with especially strong revenue growth in the Intelligent Cloud segment and the Productivity and Business Processes segment. The shares of Skyworks Solutions rose steadily through the early part of the quarter and then declined as quarter-end approached. The company reported earnings above consensus estimates, but reduced both revenue and earnings guidance for the next quarter. The shares of PNC Financial rose through much of the quarter, extending a positive trend that stretches back through the beginning of last year. During the quarter the company reported revenue and earnings that were above expectations.

Notable laggards during the 1st Quarter of 2018 include Mohawk Industries, Inc., D.R. Horton, Inc., Cabot Oil & Gas Corp., Biogen, Inc., and Fortune Brands Home & Security. Three of the bottom five are in the homebuilding industry, or closely associated with the homebuilding industry. That group suffered from concerns about the adverse impact of rising interest rates and concerns that slowing economic growth would pressure home buying activity. The shares of Mohawk fell sharply when the market declined and continued to fall throughout the balance of the quarter. The company reported year-over-year revenue growth slightly above expectations and earnings that beat expectations. The shares of D.R. Horton also declined sharply during the market selloff, but remained relatively stable for the balance of the quarter. The company reported revenue above expectations and reaffirmed guidance. The homebuilder projected flat revenues for the next quarter but slightly improved operating margins. Cabot Oil & Gas also fell sharply when the market declined, and then traded in a narrow range. The company reported strong revenue growth year-over-year, and earnings that were better than expectations, but the revenue number was disappointing. The stock improved somewhat on the news, but weakened again later in the quarter as the market declined again. The shares of Biogen fell sharply when the market declined and contin-

*(Continued on page 10)*

# MANOR INVESTMENT FUNDS - MANOR FUND

**Schedule of Investments - March 31, 2018**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS –95.4%** | | |
| **Consumer Discretionary – 10.4 %** | | |
| Carnival Corp. | 3,627 | 237,859 |
| D. R. Horton, Inc. | 6,366 | 279,085 |
| Mohawk Ind. * | 1,089 | 252,888 |
| | | 769,832 |
| **Consumer Staples – 5.8%** | | |
| CVS Health Corp. | 1,817 | 113,036 |
| Kroger Company | 4,447 | 106,461 |
| PepsiCo, Inc. | 1,909 | 208,367 |
| | | 427,864 |
| **Energy – 7.4%** | | |
| Cabot Oil & Gas | 8,845 | 212,103 |
| Valero Energy | 3,657 | 339,260 |
| | | 551,363 |
| **Financial – 14.8%** | | |
| Chubb Corp. | 1,112 | 152,088 |
| Discover Financial | 2,944 | 211,762 |
| JPMorgan Chase | 2,438 | 268,107 |
| Metlife Inc. | 3,312 | 151,988 |
| PNC Financial | 2,063 | 312,008 |
| | | 1,095,953 |
| **Health Care – 12.5%** | | |
| Allergan PLC | 736 | 123,862 |
| AmerisourceBergen | 1,848 | 159,316 |
| Anthem, Inc. | 1,127 | 247,602 |
| Biogen, Inc. * | 770 | 210,841 |
| Zimmer Biomet | 1,725 | 188,094 |
| | | 929,715 |
| **Industrial – 15.5%** | | |
| Avery Dennison | 3,220 | 342,125 |
| Delta Air Lines | 3,604 | 197,535 |
| FedEx Corp. | 1,097 | 263,400 |
| Fortune Brands H&S | 2,929 | 172,489 |
| Pentair PLC | 2,599 | 177,070 |
| | | 1,152,619 |
| **Information Technology – 22.8%** | | |
| Amphenol Corp-A | 2,929 | 252,275 |
| Applied Materials | 5,221 | 290,340 |
| Facebook, Inc. * | 1,472 | 235,211 |
| Microsoft Corp. | 3,895 | 355,497 |
| Skyworks Solutions | 2,990 | 299,777 |
| Western Digital | 2,791 | 257,525 |
| | | 1,690,625 |
| **Material – 0.9%** | | |
| Nucor Corp. | 1,120 | 68,421 |
| | | 68,421 |
| **Telecomm. – 1.4%** | | |
| AT & T, Inc. | 3,006 | 107,164 |
| | | 107,164 |
| **Utility – 0.8%** | | |
| AES Corporation | 4,937 | 56,134 |
| | | 56,134 |
| **Real Estate Investment Trust – 3.1%** | | |
| Equinix, Inc. | 545 | 227,886 |
| | | 227,886 |
| TOTAL COMMON STOCKS (Cost $ 4,618,734) | | 7,077,576 |
| **SHORT-TERM INVESTMENTS – 4.5%** | | |
| 1st Amer. Gov. Fund | 333,766 | 333,766 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 333,766) | | 333,766 |
| TOTAL INVESTMENTS – 99.9% (Cost $ 4,952,500) | | 7,411,342 |
| Other Assets less Liabilities – Net 0.1% | | 4,130 |
| NET ASSETS 100.0% | | $ 7,415,472 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - MANOR FUND
### Fund and Performance Information - March 31, 2018
### (Unaudited)

## Fund Performance

**Investment Performance**
**vs. the S&P 500 and the Lipper Large-Cap Core Index**



**Quarter and Annualized Total Return for Periods Ending March 31, 2018**

|  | Manor Fund | S&P 500 Index | Lipper LC Core Funds |
|---|---|---|---|
| 1st Quarter | **-3.88 %** | -0.76 % | -1.22 % |
| 1-Year | **10.15 %** | 14.00 % | 13.71 % |
| 3-Year Annualized | **5.78 %** | 10.79 % | 9.95 % |
| 5-Year Annualized | **10.35 %** | 13.26 % | 12.25 % |
| 10-Year Annualized | **7.72 %** | 9.46 % | 8.60 % |
| Annualized since inception 9/26/95 | **6.42 %** | 8.96 % | 7.06 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Microsoft Corp. | 4.8 % |
| Avery Dennison | 4.6 % |
| Valero Energy | 4.6 % |
| PNC Financial | 4.2 % |
| Skyworks Solutions | 4.0 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Info Technology | 22.8 % |
| Industrial | 15.5 % |
| Financial | 14.8 % |
| Health Care | 12.5 % |
| Consumer Disc. | 10.4 % |

# MANOR INVESTMENT FUNDS - GROWTH FUND

**Schedule of Investments - March 31, 2018**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS – 96.9%** | | |
| **Consumer Discretionary – 16.9%** | | |
| Amazon.com Inc. * | 382 | 552,884 |
| Dollar Tree, Inc. * | 3,468 | 329,113 |
| Expedia, Inc. | 2,278 | 251,514 |
| LKQ Corp. * | 8,644 | 328,040 |
| Royal Caribbean | 3,473 | 408,911 |
| | | 1,870,462 |
| **Consumer Staples – 10.1%** | | |
| Church & Dwight | 6,753 | 340,081 |
| Constellation Brands | 2,390 | 544,729 |
| Walgreens Boots | 3,570 | 233,728 |
| | | 1,118,538 |
| **Energy – 3.4%** | | |
| Diamondback * | 3,004 | 380,066 |
| | | 380,066 |
| **Financial – 3.0%** | | |
| Chubb Limited | 2,441 | 333,855 |
| | | 333,855 |
| **Health Care – 17.6%** | | |
| AbbVie, Inc. | 2,146 | 203,119 |
| Alexion Pharma. | 2,426 | 270,402 |
| Celgene Corp. * | 2,512 | 224,095 |
| Gilead Sciences | 3,804 | 286,784 |
| Thermo Fisher | 2,919 | 602,657 |
| UnitedHealth | 1,714 | 366,796 |
| | | 1,953,853 |
| **Industrial – 9.2%** | | |
| Robert Half Intl. | 4,877 | 282,330 |
| Rockwell Collins | 2,884 | 388,907 |
| Southwest Airline | 6,138 | 351,585 |
| | | 1,022,822 |
| **Information Technology – 33.3 %** | | |
| Alphabet Inc. Cl A * | 250 | 259,285 |
| Alphabet Inc. Cl C * | 250 | 257,947 |
| Apple, Inc. | 3,560 | 597,297 |
| Cognizant Tech | 5,126 | 412,643 |
| IPG Photonics * | 2,131 | 497,333 |
| MasterCard Inc. | 2,695 | 472,056 |
| Microsoft Corp. | 3,458 | 315,612 |
| ON SemCndctor * | 20,878 | 510,676 |
| Worldpay, Inc. * | 4,470 | 367,613 |
| | | 3,690,462 |
| **Material – 3.4%** | | |
| Sherwin Williams | 946 | 370,945 |
| | | 370,945 |
| TOTAL COMMON STOCKS (Cost $6,701,587) | | 10,741,003 |
| **SHORT-TERM INVESTMENTS – 3.0%** | | |
| 1st Amer. Gov. Fund | 343,345 | 343,345 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 343,345) | | 343,345 |
| TOTAL INVESTMENTS – 99.9% (Cost$ 7,044,932) | | 11,084,348 |
| Other Assets less Liabilities – Net 0.1% | | 4,313 |
| NET ASSETS – 100.0% | | $ 11,088,661 |

*Non-income producing during the period.

## Fund Performance



**Investment Performance vs. the S&P 500 and Lipper Large-Cap Growth Index**

■ Growth Fund    ▨ S&P 500 Index    ☐ Lipper LC Growth

**Quarter and Annualized Total Return for Periods Ending March 31, 2018**

|  | Growth Fund | S&P 500 Index | Lipper LC Growth Funds |
|---|---|---|---|
| 1st Quarter | **1.58 %** | -0.76 % | 2.91 % |
| 1-Year | **20.79 %** | 14.00 % | 22.75 % |
| 3-Year Annualized | **8.63 %** | 10.79 % | 11.59 % |
| 5-Year Annualized | **13.31 %** | 13.26 % | 14.74 % |
| 10-Year Annualized | **9.68 %** | 9.46 % | 9.76 % |
| Annualized since inception 6/30/99 | **5.57 %** | 5.54 % | 3.74 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Thermo Fisher | 5.4 % |
| Apple, Inc. | 5.4 % |
| Amazon.com, Inc. | 5.0 % |
| Constellation Brands | 4.9 % |
| On Semiconductor | 4.6 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Information Tech. | 33.3 % |
| Health Care | 17.6 % |
| Consumer Disc. | 16.9 % |
| Consumer Staples | 10.1 % |
| Industrial | 9.2 % |

# MANOR INVESTMENT FUNDS - BOND FUND

**Schedule of Investments - March 31, 2018**

**(Unaudited)**

## Portfolio of Investments

| Description | Face Amount | Value |
|---|---|---|
| **U.S. GOVERNMENT BONDS – 90.8%** | | |
| U.S. Treasury 1.375% Due 11-30-18 | 250,000 | 248,906 |
| U.S. Treasury 1.000% Due 11-30-19 | 250,000 | 244,922 |
| U.S Treasury 1.500 % Due 01-31-22 | 200,000 | 192,734 |
| U.S. Treasury 1.250 % Due 07-31-23 | 400,000 | 373,344 |
| U.S. Treasury 1.500 % Due 08-15-26 | 150,000 | 136,195 |
| TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,234,957) | | 1,196,101 |
| **SHORT-TERM INVESTMENTS – 8.7%** | | |
| 1st American Treasury Obligation Fund | 122,542 | 122,542 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 122,542) | | 122,542 |
| TOTAL INVESTMENTS – 99.5% (Cost $ 1,357,499) | | 1,318,643 |
| Other Assets less Liabilities – Net – 0.5% | | 6,973 |
| NET ASSETS - 100.0% | | $ 1,325,616 |

*SECURITY VALUATION:*
*Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.*

# MANOR INVESTMENT FUNDS - BOND FUND
### Fund and Performance Information - March 31, 2018
### (Unaudited)

## Fund Performance



**Investment Performance**
**vs. the Barclay's Int. Treasury Index**
**and the Lipper Gov't Index**

■ Bond Fund　⊞ Lipper US Gov't　☐ Barclay's Int. Treasury

### Quarter and Annualized Total Return for Periods Ending March 31, 2018

|  | Bond Fund | Lipper US Gov't Fund Index | Barclays Intermediate Treasury Index |
|---|---|---|---|
| 1st Quarter | **-0.88 %** | -0.54 % | -0.75 % |
| 1-Year | **-1.18 %** | 0.80 % | -0.16 % |
| 3-Year Annualized | **-0.92 %** | 0.63 % | 0.45 % |
| 5-Year Annualized | **-0.73 %** | 1.03 % | 0.74 % |
| 10-Year Annualized | **-0.05 %** | 2.89 % | 2.21 % |
| Annualized since inception 6/30/99 | **1.77 %** | 4.11 % | 3.86 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.*

## Top Five Holdings

| Security | % of Net Assets |
|---|---|
| US Treasury 1.250%  Due 07-31-23 | 28.2 % |
| US Treasury 1.375%  Due 11-30-18 | 18.8 % |
| US Treasury 1.000%  Due 11-30-19 | 18.5 % |
| US Treasury 1.500%  Due 01-31-22 | 14.5 % |
| US Treasury 1.500%  Due 08-15-26 | 10.3 % |

*(Continued from page 3)*

ued to fall throughout the quarter. The company reported revenues that were better than expectations, but earnings that missed expectations. Biogen raised both revenue and earnings guidance for the fiscal year, but the raised guidance did little for the stock. The shares of Fortune Brands also fell sharply when the market declined and continued to fall throughout the quarter. The company reported revenue and earnings in line with expectations and reaffirmed revenue and earnings guidance for the fiscal year. Given the lack of any positive news, the stock suffered under the pressure of market weakness and weakness in the homebuilder segment.

### The Growth Fund

The Manor Growth Fund rose 1.58%, net of all fees and expenses, during the quarter ending March 31, 2018, outperforming the S&P 500 index return of –0.76% but underperforming comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 2.91%. The Fund outperformed the S&P 500 index during the trailing year with a return of 20.79% for the Fund, compared to 14.00% for the S&P 500 index, but underperformed the Lipper Index return of 22.75% during the same time period. The Fund underperformed the S&P 500 index during the trailing 3-year period, but outperformed the index during the trailing 5-year and 10-year periods with returns of 8.63%, 13.31%, and 9.68% for the Fund compared to returns of 10.79%, 13.26%, and 9.46% for the index. The Fund underperformed the Lipper Large-Cap Growth mutual fund index during the trailing 3-year, 5-year, and 10-year periods with returns of 8.63%, 13.31%, and 9.68% for the Fund compared to returns of 11.59%, 14.74%, and 9.76% over the same time periods. The Fund continues to outperform both the S&P 500 index and the Lipper Large-Cap Growth index since inception with an annualized return of 5.57% for the Fund compared to 5.54% for the S&P 500 index and 3.74% for the Lipper Large-Cap Growth index.

During the 1st Quarter of 2018 the Fund was helped by strong performance from Amazon.com, Inc., On Semiconductor Corporation, MasterCard Incorporated, Cognizant Technology Solutions Corporation, and Thermo Fisher Scientific, Inc. The shares of Amazon rose through much of the quarter, but experienced weakness late in the quarter together with many other tech names. The company reported earnings above expectations, strong year-over-year revenue growth, and reaffirmed revenue and earnings guidance. During the quarter Amazon also announced an initiative in the healthcare space in conjunction with JP Morgan and Berkshire Hathaway. The shares of ON Semiconductor rose sharply early in the quarter, but gave up most of those gains during the mid-quarter market decline. The shares reversed and rallied to new highs after the company reported revenue and earnings that were better than expectations, and raised revenue and earnings guidance for the next quarter. The shares of MasterCard rose through much of the quarter, extending a trend that stretches back more than a year. During the quarter the company announced revenue and earnings above expectations, and strong year-over-year revenue growth. The shares of Cognizant Technology Solutions also rose through much of the quarter, extending a trend that stretches back more than a year. During the quarter the company reported earnings above expectations and strong revenue growth. Cognizant also raised earnings guidance for the next quarter and fiscal year, and announced an increase in the dividend. The shares of Thermo Fisher Scientific rose sharply early in the quarter, but gave up almost half of those gains when the market declined mid-quarter. The stock rebounded somewhat, and held those gains through quarter-end after the company reported revenue and earnings above expectations driven by strong revenue growth. Thermo also announced a dividend increase during its earnings release.

Notable laggards during the 1st Quarter of 2018 include Southwest Airlines, Dollar Tree, Inc., Celgene Corporation, Walgreens Boots Alliance, and LKQ Corporation. Southwest Airlines and Dollar Tree were both among the top performers in the portfolio last quarter. The shares of Southwest Airlines fell through much of the quarter despite reporting revenue and earnings that were in line with expectations, and solid revenue growth. The company also projected strong operating results into the next quarter. The shares, however, seemed to suffer more in each of the market pullbacks during the quarter, and were unable to overcome that weakness. The shares of Dollar Tree declined through much of the quarter, reversing a strong upward trend that stretches back to the middle of last year. The stock was hit when the company reported earnings that were below expectations despite strong revenue growth. Reduced revenue and earnings guidance for the next quarter and fiscal year also contributed to the decline in the stock. The shares of Celgene were weak through much of the quarter. The shares were hurt when the company announced a delay in the filing process for a new treatment for certain types of multiple sclerosis. This follows disappointing news regarding a treatment for Chron's disease last quarter. The company announced revenue and earnings in line with previously reduced guidance from last quarter, but the results had little impact given the recent disappointments in their drug development initiatives. The shares of Walgreens Boots Alliance rose very early in the quarter after the company reported revenue and earnings above expectations and raised earnings guidance for the fiscal year. The stock pulled back when the market declined mid-quarter, and remained weak through quarter-end. Uncertainty regarding the integration of the Rite Aid acquisition, and the announcement of a healthcare initiative by Amazon, JP Morgan, and Berkshire Hathaway also weighed on the shares. Just before quarter-end the company announced earnings again. Walgreens announced 2nd quarter revenue and earnings above expectations, and raised earnings guidance, but the announcement had little impact on the stock. The shares of LKQ Corporation were weak through much of the quarter, reversing a trend that stretched back more than a year. The company announced revenue above expectations, and strong top-line growth, but earnings that missed expectations despite the strong revenue number. LKQ raised earnings guidance for the fiscal year, but the improved earnings guidance did little to reverse the downward trend.

### The Bond Fund

The Manor Bond Fund generated a return of –0.88%, net of all fees and expenses, during the quarter ending March 31, 2018, underperforming the Bloomberg Barclay Intermediate US Treasury index return of -0.75% and the Lipper US Government mutual fund index return of –0.54%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –1.18%, -0.92%, -0.73%, and –0.05% for the Fund, compared to –0.16%, 0.45%, 0.74%, and 2.21% for the Barclay Intermediate Treasury index, and 0.80%, 0.63%, 1.03% and 2.89% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

### Can the Forecast Improve?

The market recovered a portion of the hedge fund fueled decline, but continues to experience a higher level of volatility. Investors are uncertain about the course of economic policy and the underlying strength of the recent economic rebound. While Gross Domestic Product, a measure of goods and services produced by our economy, rose during the 4th quarter of 2017, and personal income rose in both January and February, the rise in interest rates is a concern. At the same time, the yield curve as measured by the difference between the 2-year and 10-year Treasury yield continues to decline. This "flattening" of the yield curve often proceeds a recession, or could be an indicator that the strength of the economic rebound is suspect. On the other hand, with the market at more reasonable levels, positive earnings results could push stocks back up again. If the Fed remains cautious as they begin to unwind the stimulus of the past several years, and if companies can achieve mid single digit growth in revenue and earnings, the stormy markets of the past few months could be more of a distant memory.

Clearly, it is very difficult to forecast the real direction of the markets at any time, and given the many crosscurrents, it is harder now. We believe it is more prudent to remain disciplined in our investment process and continue to search for stocks that are favorably priced relative to underlying fundamentals. It will give us the best chance to weather the market storms that invariably hit the markets.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested.  The value of equity securities fluctuates in response to issuer, political, market, and economic developments.  In the short term, equity prices can fluctuate dramatically in response to these developments.  Different parts of the market and different types of equity securities can react differently to these developments.  Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

# Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern,  PA 19355

610-722-0900     800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME  04101

**This report is submitted for the general information of the shareholders of the Fund.  It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.**